Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

UMB Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of UMB Financial Corporation of our reports dated February 22, 2018, with respect to the consolidated balance sheets of UMB Financial Corporation as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017 and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of UMB Financial Corporation.

/s/ KPMG LLP

Kansas City, Missouri

May 1, 2018